NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com


03029608

For Immediate Release

Raglan Ni-Cu-PGM-Co Project Diamond Drilling To Commence

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

July 30, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange is pleased to announce that the Company and its partner Cascadia International Resources Inc. ("Cascadia") of Vancouver, Canada – Symbol "CJ" plan to commence diamond drilling on the Raglan Assemblage the week of August 3rd. Gridding and ground geophysics have been carried out over numerous drill targets and a number of drill hole locations have been sited. Drill equipment is now on site and being positioned.

In other matters, the Companies have also identified and located a number of specific areas of interest within the 50 sq. km. Checkmate portion of the Raglan Assemblage, where earlier exploration by others was filed with the Quebec Ministry of Natural Resources in a 1999 report (et.al. Keast, Rheaume, Roy). The earlier report notes anomalous surface grab and trench samples including the following:

Pt (ppb)	Pd (ppb)	Cu (Cu)	Co (ppm)	Ni (ppm) / Ni %	Total PGM g/t
278	719	4790	729	12,774 / 1.28%	0.997
944	1095	1688	849	15,299 / 1.53%	2.039
410	509	7396	651	11,736 / 1.17%	0.919
607	704	5389	1337	31,000 / 3.10%	1.311
298	187	2315	554	9,871 / 0.99%	0.485
495	989	3378	973	22,000 / 2.20%	1.484
383	809	2456	533	9,172 / 0.92%	1.192
342	768	4103	515	8,302 / 0.83%	1.110
357	901	2744	273	3,105 / 0.31%	1.258
335	945	5556	282	3,371 / 0.34%	1,280
1003	2512	26000	8	109 / 0.01%	3.515
509	1428	7567	287	4,023 / 0.40%	1.937
265	1286	3350	255	3,271 / 0.33%	1.551
292	1390	4573	195	2,674 / 0.27%	1.682
77	444	2010	860	10,400 / 1.04%	0,521
249	505	17,978	581	7,678 / 0.77%	0.754
510	691	3718	282	5,049 / 0.50%	1.201

Dw 9/8

466	239	2424	401	9,542 / 0.95%	0.706
582	1760	3544	1456	21,000 / 2.10%	2.342
513	739	1935	187	3,664 / 3.66%	1.252
637	1214	1431	151	3,830 / 0.38%	1.851
210	824	2989	185	2,924 / 0.29%	1.034
343	1473	5587	154	1,695 / 0.17%	1.816

Historically, work in the area was quite extensive and a number of mineralized areas had been identified. Most of the early work in the area was completed between 1968 and 1987 and three important mineralized sills, the Bravo, Charlie and Echo sills, are known to exist on the property. The highly anomalous base metal and PGM numbers reported are of particular interest as the mineralization appears to be hosted in a variety of host rock types. The PGM values identified would strongly enhance the economic potential of any economically mineralized zone that might be identified. This Checkmate portion of the Novawest/Cascadia Raglan Assemblage covers approximately 50 sq. km or about 8% of the Assemblage and has not been explored previously by Novawest/Cascadia.

The 1999 report notes in reference to the Echo Grid "A few samples were taken this summer with surprising results. Assays show high copper and PGE grades (Table 6 and 7) associated with depleted nickel values. Figure 9 shows that the E-1 zone is characterized by a high content of mobile elements (Cu-Pd) and may represent a remobilized type of mineralization." This mineralization is of interest, as it would appear to indicate the "halo" model whereby Novawest planned to utilize outcrops depleted in Ni but enriched in anomalous in Cu-PGM as pathfinders to identify locations favourable for hosting restite (Ni rich) orebodies at Raglan. Such 'halos' are known to be in close vicinity to Ni rich orebodies at Raglan and other sulphide hosted camps. The Novawest/Cascadia team plans to undertake analysis, sampling and drilling on some of these types of targets within these sills in their 2003 Raglan program.

Maps and Information Packages on the Raglan Camp and the Company in general can be obtained by contacting Novawest at 1-800-663-8990 in North America or 604-683-8990 from elsewhere.

Novawest invites the public to visit its website at http://www.novawest.com or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

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